Exhibit 99.1

Akebia Therapeutics, Inc. 245 First Street, Suite 1100 Cambridge, MA 02142 T: +1 617.871.2098 F: +1 617.871.2099 www.akebia.com

Akebia Announces Second Quarter 2016 Financial Results

- Initiated INNO2VATE Phase 3 Program for Vadadustat in Dialysis-Dependent Patients

with Anemia Related to Chronic Kidney Disease -

CAMBRIDGE, MA, August 8, 2016 -- Akebia Therapeutics, Inc. (NASDAQ:AKBA), a biopharmaceutical company focused on delivering innovative therapies to patients with kidney disease through the biology of hypoxia-inducible factor (HIF), today announced financial results for the second quarter ended June 30, 2016.

“We continue to make progress with our critical development and strategic priorities. With the initiation of INNO2VATE and the continued enrollment in our PRO2TECT program for non-dialysis patients, we now have two indications in Phase 3 for anemia related to chronic kidney disease,” said John P. Butler, President and Chief Executive Officer of Akebia. “In addition, our efforts to a secure a collaboration for vadadustat in Europe and other international regions continues to progress with the goal of financing our global Phase 3 program and supporting a strong commercial introduction.”

Second Quarter 2016 and Recent Corporate Highlights

•	Announced dosing of the first patient in the vadadustat Phase 3 INNO2VATE program in subjects with anemia secondary to dialysis-dependent chronic kidney disease (DD-CKD);
•	Strengthened the Board of Directors with the addition of Scott A. Canute, former President of Global Manufacturing and Corporate Operations at Genzyme Corporation;
•

Presented results of a drug-drug interaction study at the 53rd European Renal Association-European Dialysis and Transplant Association Congress, demonstrating that vadadustat has no clinically significant interaction with CYP2C9-sensitive substrates; and

•	Presented Phase 2 results for vadadustat in dialysis patients with anemia related to DD-CKD, including new pharmacokinetic data, at the National Kidney Foundation 2016 Spring Clinical Meetings.

Financial Results

The Company reported a net loss of ($35.8) million, or ($0.95) per share, for the second quarter of 2016. Net loss for the second quarter of 2015 was ($10.7) million or ($0.40) per share.

The Company did not record any revenue for the second quarter of 2016 in connection with its Collaboration Agreement with Mitsubishi Tanabe Pharma Corporation.  Revenue recognition is expected to begin in 2017 when the scope of the Phase 3 program is agreed upon with Japanese regulatory authorities and when all revenue recognition criteria have been satisfied.  Accordingly, as of June 30, 2016 the Company had $40.0 million of deferred revenue.

Research and development expenses were $30.9 million for the second quarter of 2016, compared to $6.5 million for the second quarter of 2015. The increase is primarily attributable to external costs related to the PRO2TECT Phase 3 program.  Research and development expenses were further increased due to additional headcount and compensation-related costs.

General and administrative expenses were $5.3 million for the second quarter of 2016, compared to $4.4 million for the second quarter of 2015. The increase is primarily due to an increase in headcount and compensation-related costs of $0.5 million, and an increase of $0.5 million in commercial planning costs.

The Company’s cash used in operations during the second quarter of 2016 was $26.9 million, an increase of $14.8 million from $12.1 million used in operations for the same period of 2015.  The Company ended the second quarter of 2016 with cash, cash equivalents and available securities of $188.6 million, and continues to expect cash resources to fund the current operating plan through the second quarter of 2017.

About Akebia Therapeutics
Akebia Therapeutics, Inc. is a biopharmaceutical company headquartered in Cambridge, Massachusetts, focused on delivering innovative therapies to patients with kidney disease through hypoxia-inducible factor biology. Akebia’s lead product candidate, vadadustat, is an oral therapy in development for the treatment of anemia related to chronic kidney disease in both non-dialysis and dialysis patients. Akebia has commenced its vadadustat Phase 3 program, which includes the PRO2TECT studies for non-dialysis patients with anemia secondary to chronic kidney disease and INNO2VATE studies for dialysis dependent patients. For more information, please visit our website at www.akebia.com.

Forward-Looking Statements

This press release includes forward-looking statements. Such forward-looking statements include those about Akebia's strategy, future plans and prospects, including statements regarding the potential indications and benefits of vadadustat, the timing of the INNO2VATE and PRO2TECT Phase 3 programs, and the progress toward securing a collaboration in Europe. The words “anticipate,” “appear,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Each forward-looking statement is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statement, including the risk that existing preclinical and clinical data may not be predictive of the results of ongoing or later clinical trials; the ability of Akebia to successfully complete the clinical development of vadadustat; the funding required to develop Akebia's product candidates and operate the company, and the actual expenses associated therewith; the cost of the Phase 3 studies of vadadustat and the availability of financing to cover such costs; the timing and content of decisions made by the FDA and other regulatory authorities; the rate of enrollment in clinical studies of vadadustat; the actual time it takes to initiate and complete clinical studies; the success of competitors in developing product candidates for diseases for which Akebia is currently developing its product candidates; Akebia’s ability to negotiate commercially reasonable terms with a European collaboration partner, including economics sufficient to fund the global Phase 3 program; and Akebia's ability to obtain, maintain and enforce patent and other intellectual property protection for vadadustat. Other risks and uncertainties include those identified under the heading “Risk Factors” in Akebia's Annual Report on Form 10-Q for the quarter ended June 30, 2016, and other filings that Akebia may make with the Securities and Exchange Commission in the future. Akebia does not undertake, and specifically disclaims, any obligation to update any forward-looking statements contained in this press release.

Akebia Contact
AJ Gosselin
Manager, Corporate Communications
617-844-6130
agosselin@akebia.com

Tables Follow:

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AKEBIA THERAPEUTICS, INC.

Consolidated Statements of Operations

(in thousands except share and per share data)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Operating expenses:
Research and development	$30,877	$6,505	$51,112	$13,168
General and administrative	5,311	4,384	11,122	8,617
Total operating expenses	36,188	10,889	62,234	21,785
Operating loss	(36,188)	(10,889)	(62,234)	(21,785)
Other income, net	409	200	657	401
Net loss	$(35,779)	$(10,689)	$(61,577)	$(21,384)
Net loss per share applicable to common stockholders—basic and diluted	$(0.95)	$(0.40)	$(1.65)	$(0.92)
Weighted-average number of common shares used in net loss per share applicable to common stockholders—basic and diluted	37,811,056	26,614,671	37,342,324	23,340,590

AKEBIA THERAPEUTICS, INC.

Selected Balance Sheet Data

(in thousands)

(unaudited)

	June 30, 2016	December 31, 2015
Cash, cash equivalents and available for sale securities	$188,649	$138,454
Working capital	171,590	129,149
Total assets	195,635	142,940
Total stockholders’ equity	133,288	130,998

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